RAINMAKER WORLDWIDE INC.

271 Brock Street

Peterborough, Ontario Canada K9H 2P8

October 5, 2021

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Division of Corporation Finance

Office of Manufacturing

Re:	Response to SEC Questions Dated October 1, 2021
Rainmaker Worldwide Inc.
Filed July 19, 2021
File No. 000-56311

Jay Mumford:

On behalf of Rainmaker Worldwide Inc. (the “Company”) we are hereby submitting Amendment 2 to the Company’s Registration Statement on Form 10. Amendment 2 reflects the Company’s changes in response to the comments from the staff (the “Staff”) of the Securities and Exchange Commission, received on October 1, 2021 relating to the above-referenced Registration Statement on Form 10.

For the Staff’s convenience, the Staff’s comments have been stated below in bold type, followed by the Company’s responses thereto. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Amendment 1 and all references to page numbers in such responses to page numbers in such responses are to page numbers in Amendment 1.

Amendment 1 to the Registration Statement on Form 10-12G on September 24, 2021

Item 1. Business, page 3

1.	We note your revisions in prior comment 2. Please clarify what you mean by the disclosure that “locations have been identified and operating plans defined.”

RESPONSE: We have revised the disclosure in Amendment 2 to clarify what steps the Company has taken with respect to identifying the location and its operating plans. See page 3.

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-2

2.	We note your auditor included an explanatory paragraph for substantial doubt about the company’s ability to continue as a going concern. Please have your auditor revise the report to include the explanatory paragraph immediately following the opinion paragraph according to the guidance under paragraphs 12 and 13 of PCAOB AS 2415 in an amendment.

RESPONSE: Amendment 2 contains an auditor’s report revised to reflect your comments.

We hope the foregoing answers are responsive to the comments. Please do not hesitate to contact me with any questions or comments regarding this correspondence on Amendment 2. Thank you.

Sincerely,

/s/ Arthur S. Marcus, Esq.
Arthur S. Marcus, Esq.